FEDERATED HIGH YIELD TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 25, 2018

David Orlic

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED HIGH YIELD TRUST (the “Trust”)

Federated High Yield Trust (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

Service Shares

Class R6 Shares

Class T Shares

1933 Act File No. 2-91091

1940 Act File No. 811-4018

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to your further comments provided in our conference call on April 24, 2018 with Sally Samuel and K&L Gates LLP attorneys. These additional comments were provided in response to our April 17, 2018 correspondence on comments originally provided orally on April 4, 2018 on the Registrant’s Rule 485(a) Post-Effective Amendment No. 66 and Amendment No. 62, with respect to the Fund, submitted on February 16, 2018. We have refiled our responses to the comments identified in our conference call.

Comment 3. What are the Fund’s Main Investment Strategies?: We note that the Fund invests in fixed-income securities. Please disclose the types of fixed-income securities in which the Fund invests and any requirements as to maturity and duration when discussing fixed-income securities.

Response: The following disclosure will be added to the Fund’s summary and full investment strategies (additions are bold and underlined):

“The Fund pursues its investment objective by investing primarily in a diversified portfolio of noninvestment-grade, fixed income securities of domestic and foreign corporations (also known as “junk bonds”) including loan instruments. The fixed-income securities in which the Fund will invest include but are not limited to corporate debt securities, loan instruments, commercial paper, zero coupon securities and foreign securities. The Fund is not managed to specific maturity or duration requirements.”

Comment 4. What are the Fund’s Main Investment Strategies?: We note that the Fund may invest in derivative contracts to implement its investment strategies. Please revise the disclosure here or in Item 9 to clarify that derivatives counted within the Fund’s 80% policy will be calculated at “market value” and not “notional value.”

Response: The Registrant confirms that the derivatives counted within the Fund’s 80% policy will be calculated at market value and not notional value. While the Registrant is not aware of a requirement to specifically disclose this in the prospectus, in light of the Staff’s comment, the following disclosure will be added to the end of the Fund’s seventh paragraph on derivative investments in the Fund’s full investment strategy (addition is bold and underlined):

“There can be no assurance that the Fund’s use of derivative contracts or hybrid instruments will work as intended. Derivative investments made by the Fund are included within the Fund’s 80% policy and are calculated at market value.”

Comment 7. Average Annual Total Return Table: With respect to the last sentence of the first paragraph, “The performance information has also been adjusted to reflect any applicable differences between the sales loads and charges imposed on the purchase and redemption of Class A, C, IS and R6 shares, as well as, the removal of any voluntary waivers/reimbursements of Fund expenses that may have occurred during the periods prior to the commencement of operations of the A, C, IS and R6 shares.” Please revise to include reference to contractual waivers and reimbursements, as well as voluntary waivers and reimbursements per the Quest for Value Dual Purpose Fund, Inc. No Action Letter (Pub. Avail. Feb 28, 1997) (“Quest for Value”).

Also, please disclose that:

1.	The returns for the newer classes prior to their commencement would have been substantially similar to the returns of the SS Class for the same periods because the newer classes are invested in the same portfolio of securities as the SS Class and the annual returns would differ only to the extent that the newer classes do not have the same expenses as the SS Class.

2.	For any class that has higher expenses than the SS Class, for example, the C Class, performance would have been lower for those classes than the SS Class.

Finally, no adjustments can be made for a newer class that has lower expenses than the SS Class, for example, the IS & R6 Classes, other than as a result of sales load. Consider disclosing which newer classes were subject to adjustment.

Response: The Registrant will make the following revisions to the Average Annual Total Return Table narrative (additions are bold and underlined):

“Average Annual Total Return Table

The Fund’s initial share class, the SS class, commenced operations on August 23, 1984. The Fund’s A and C classes commenced operations on April 30, 2014. The Fund’s IS class commenced operations on June 11, 2013. The Fund’s R6 class commenced operations on April 27, 2017. For the periods prior to the commencement of operations of the A, C, IS and R6 classes, the respective class performance would have been substantially similar to the returns of the SS class, because all classes are invested in the same portfolio of securities and would differ only to the extent that the newer classes do not have the same expenses as the SS class. Accordingly, the information shown below is for the SS class adjusted to reflect the expenses of the newer classes for each year for which the respective class expenses would have exceeded the actual expenses paid by the SS class. The performance information has also been adjusted to reflect any applicable differences between the sales loads and charges imposed on the purchase and redemption of the respective share classes, as well as, the removal of any waivers/reimbursements of Fund expenses that may have occurred during the periods prior the commencement of operations of the newer classes. Please note that for any newer class with higher expenses than the SS class, such as the A class and the C class, performance shown is lower than the SS class. For any newer class with lower expenses than the SS class, such as the IS class and the R6 class, adjustments may have been made with respect to removal of waivers/reimbursements.”

Comment 13. “Eliminating the Sales Charge.”

In the second bullet there is reference to “a program offered by a Financial Intermediary.” This disclosure should be specific. All financial intermediaries who have such agreements should be specified or described in a way that an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response: The Registrant has reviewed Investment Management Guidance Update 2016-06 (IMGU 2016-06). The Registrant respectfully believes that IMGU 2016-06 applies to the addition of an Appendix describing sales load variations for a particular intermediary and does not apply to the disclosure in question. In light of further discussion with the Staff, the Registrant understands that the comment is directed to the requirements of Form N-1A Item 12. Accordingly, the Registrant will make the following revisions to the Fund’s disclosure in each of the instances identified in this Comment 13 and in Comments 14 and 15 below (deletions are stricken and additions are bold and underlined):

“through ~~a~~ an eligible program offered by a Financial Intermediary that provides for the purchase of Shares without imposition of a sales charge for example, a wrap account, self-directed brokerage account, retirement or other fee-based program offered by the Financial Intermediary). ~~where the Financial Intermediary has agreed with the Distributor not to receive a dealer reallowance on purchases under such program;~~”

Comment 14. “Sales Charge When You Redeem.”

In the fifth bullet there is reference to “a program offered by a Financial Intermediary.”, this should be specific. All financial intermediaries who have such agreements should be specified or described in a way that an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response: Please see response to Comment 13, above.

Comment 15. “Sales Charge When You Redeem.”

In the bullet “A Class Only, there is reference to “a program offered by a Financial Intermediary.” This should be specific. All financial intermediaries who have such agreements should be specified or described in a way that an investor can determine whether an investment with his or her intermediary would qualify for this waiver. See Investment Management Guidance Update 2016-06.

Response: Please see response to Comment 13, above.

Comment 16. How to Redeem and Exchange Shares: In the section “How to Redeem and Exchange Shares,” there is the statement that “Depending upon the method of payment, when shareholders receive redemption proceeds can differ.” Item 11(c)(7) of Form N-1A requires the “number of days following receipt of shareholder redemption requests in which the fund typically expects to pay out redemption proceeds to redeeming shareholders. If the number of days differs by method of payment (e.g., check, wire, automated clearing house), then disclose the typical number of days or estimated range of days that the fund expects it will take to pay out redemptions proceeds for each method used.” Please revise the disclosure to conform to the requirements of Form N-1A Item 11(c)(7).

Response: The Registrant has approved the following disclosure to be included in the “Redemptions and Exchanges” section for all Federated funds.

“Redemption proceeds normally are wired or mailed within one business day after receiving a timely request in proper form. Depending upon the method of payment, when shareholders receive redemption proceeds can differ. Payment may be delayed for up to seven days under certain circumstances.”

For each type of redemption method, there are delivery factors, such as the U.S. Mail and bank procedures, that are outside of a fund’s control. Therefore, the Registrant respectfully believes that the above disclosure is responsive to the Staff’s comments and to Item 11(c)(7) and (8) of Form N-1A which allows a fund to disclose to shareholders the typical number of days or estimated range of days in which a fund expects it will take to pay out redemption proceeds.

However, in light of the Staff’s comment, the Registrant will add the following to its current disclosure (addition is bold and underlined):

“Redemption proceeds normally are wired or mailed within one business day for each method of payment after receiving a timely request in proper form. Depending upon the method of payment, when shareholders receive redemption proceeds can differ. Payment may be delayed for up to seven days under certain circumstances.”

Comment 17. Methods the Fund May Use to Meet Redemption Requests: With respect to the section “Methods the Fund May Use to Meet Redemption Requests”, in the third bullet point “Redemption in Kind”, please add disclosure noting that in-kind securities will remain at market risk until sold, that shareholders may incur brokerage costs and may incur taxable capital gains when converting in-kind securities to cash.

Response: The Registrant agrees to add the following disclosure to the prospectus (additions are bold and underlined):

“Redemption in Kind. Although the Fund intends to pay Share redemptions in cash, it reserves the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Fund’s portfolio securities. Because the Fund has elected to be governed by Rule 18f-1 under the 1940 Act, the Fund is obligated to pay Share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such Share class during any 90-day period. Redemptions in kind are made consistent with the procedures adopted by the Fund’s Board, which generally include distributions of a pro rata share of the Fund’s portfolio assets. Redemption in kind is not as liquid as a cash redemption. If redemption is made in kind, securities received may be subject to market risk and the shareholder could incur taxable gains and brokerage or other changes in converting the securities to cash.”

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal